Exhibit 21.1

OMNIVISION TECHNOLOGIES, INC.

Subsidiaries of OmniVision Technologies, Inc.

Registrant’s significant consolidated subsidiaries and the state or jurisdiction of organization of each subsidiary are shown below:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage Ownership
OmniVision International Holding Ltd.	Cayman Islands	100%
HuaWei Technology International, Ltd.	Cayman Islands	100%
(formerly OmniView Technology International, Ltd.)
OmniVision Technologies (Hong Kong) Company Limited	Hong Kong, China	100%
OmniVision Trading (Hong Kong) Company Limited	Hong Kong, China	100%
HuaWei Semiconductor (Shanghai) Co., Ltd.	China	100%
(formerly OmniView Electronic (Shanghai) Co., Ltd.)
Shanghai OmniVision IC Design Co., Ltd.	China	100%
CDM Optics, Inc.	Colorado	100%
Taiwan OmniVision Technologies Co., Ltd.	Taiwan	100%